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                              July 21, 2023

       Tiffany R. Smith
       Chief Financial Officer
       Lulu's Fashion Lounge Holdings, Inc.
       195 Humboldt Avenue
       Chico CA 95928

                                                        Re: Lulu's Fashion
Lounge Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 1, 2023
                                                            Filed March 14,
2023
                                                            File No. 001-41059

       Dear Tiffany R. Smith:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 1, 2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Liquidity and Capital Resources
       Cash Flow Analysis
       Operating Activities, page 64

   1. It is not clear how your disclosure concisely explains the decrease in operating cash flows between the fiscal
periods presented. Your disclosure references net income, non-cash items, and changes in
operating assets and liabilities, and repeats changes disclosed in the statements of cash
flows. Note that references to these items may not provide a sufficient basis to understand how
operating cash actually was affected between periods. Your
                                                        discussion should be a
comparative analysis between periods that discusses all material factors that actually
affected operating cash. Also, your analysis should discuss the reasons for underlying
factors cited, particularly in regard to changes for which the impact on cash is not readily
apparent. Please revise your disclosure as appropriate. Refer to
 Tiffany R. Smith
Lulu's Fashion Lounge Holdings, Inc.
July 21, 2023
Page 2
         Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of
         Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial
         Reporting Releases regarding quantification of variance factors. Consider the preceding in regard to the analysis of changes in operating cash flows for interim periods (e.g., for the fiscal period ended April 2, 2023).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameTiffany R. Smith                             Sincerely,
Comapany NameLulu's Fashion Lounge Holdings, Inc.
                                                               Division of
Corporation Finance
July 21, 2023 Page 2                                           Office of Trade
& Services
FirstName LastName